Mail Stop 4561

July 17, 2006

Rhonda Nyhus
Chief Financial Officer
NASB Financial, Inc.
12498 South 71 Highway
Grandview, Missouri 64030

> **RE: NASB Financial, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Form 10-Q for Period Ended December 31, 2005**
> **File No. 000-24033**

Dear Ms. Nyhus,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant